CUSIP No. 01345P 106	Schedule 13D	Page 1 of 14 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALBIREO PHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01345P 106

(CUSIP Number)

Charles Sermon

Phase4 Partners Limited

1 Cavendish Place

London W1G 0QF, United Kingdom

Telephone: +44 0 20 3036 0050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01345P 106	Schedule 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Phase4 Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,447 shares[1]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,165,447 shares[1]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[2]
14	TYPE OF REPORTING PERSON OO

[1]	Represents shares held by Phase4 Ventures III GP LP (“Phase4 GPLP”) in its capacity as general partner of Phase4 Ventures III LP (“Phase4 III”). Phase4 GPLP is the general partner of Phase4 III. The general partner of Phase4 GPLP is Phase4 Ventures III General Partner Limited (“Phase4 GP”). Phase4 GP has appointed Phase4 Partners Limited (“Phase4 Partners”) to act as the manager of Phase4 III. Phase4 Partners ultimately exercises voting and investment power over the securities held by Phase4 GPLP. Dr. Alastair McKinnon, Denise Scots-Knight, Ph.D. and Charles Sermon are Directors of Phase4 Partners. Phase4 Partners, Phase4 GP, Phase4 GPLP and Phase4 III may each be deemed to have sole voting and dispositive power over the shares and Dr. McKinnon, Dr. Scots-Knight and Mr. Sermon may each be deemed to have shared voting and dispositive power over the shares.
[2]	The percentage ownership was calculated based on 6,294,725 shares of common stock outstanding as of November 3, 2016 as reported in Albireo Pharma, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2016.

CUSIP No. 01345P 106	Schedule 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Phase4 Ventures III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,447 shares[3]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,165,447 shares[3]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[4]
14	TYPE OF REPORTING PERSON PN

[3]	See footnote 1.
[4]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Phase4 Ventures III GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,447 shares[5]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,165,447 shares[5]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[6]
14	TYPE OF REPORTING PERSON PN

[5]	See footnote 1.
[6]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Phase4 Ventures III General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,447 shares[7]
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,165,447 shares[7]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[8]
14	TYPE OF REPORTING PERSON OO

[7]	See footnote 1.
[8]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Dr. Alastair McKinnon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,165,447 shares[9]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,165,447 shares[9]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[9]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[10]
14	TYPE OF REPORTING PERSON IN

[9]	See footnote 1.
[10]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Denise Scots-Knight, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,165,447 shares[11]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,165,447 shares[11]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[11]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[12]
14	TYPE OF REPORTING PERSON IN

[11]	See footnote 1.
[12]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Charles Sermon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,165,447 shares[13]
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,165,447 shares[13]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,447 shares[1][3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[14]
14	TYPE OF REPORTING PERSON IN

[13]	See footnote 1.
[14]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 9 of 14 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Albireo Pharma, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 50 Milk Street, 16th Floor, Boston, MA 02109.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Phase4 Partners Limited, a limited company registered in England and Wales (“Phase4 Partners”); Phase4 Ventures III LP, a limited partnership organized in England and Wales (“Phase4 III”); Phase4 Ventures III GP LP, a limited partnership organized in Scotland (“Phase4 GPLP”); Phase4 Ventures III General Partner Limited, a limited company registered in Scotland (“Phase4 GP,” and together with Phase4 Partners, Phase4 III and Phase4 GPLP, the “Phase4 Entities”); as well as Dr. Alastair McKinnon, Denise Scots-Knight, Ph.D., and Charles Sermon (collectively, the “Phase4 Directors” and, together with the Phase4 Entities, the “Reporting Persons”).

Phase4 GPLP is the general partner of Phase4 III. The general partner of Phase4 GPLP is Phase4 GP. Phase4 GP has appointed Phase4 Partners to act as the manager of Phase4 III. Phase4 Partners ultimately exercises voting and investment power over the securities held by Phase4 GPLP. Dr. Alastair McKinnon, Denise Scots-Knight, Ph.D. and Charles Sermon are Directors of Phase4 Partners. Each of the Phase4 Entities may be deemed to have sole voting and dispositive power and each of Dr. McKinnon, Dr. Scots-Knight and Mr. Sermon may be deemed to have shared voting and dispositive power over the shares of Common Stock held by Phase4 GPLP in its capacity as general partner of Phase4 III.

(b) and (c) The business address of each of the Reporting Persons is c/o Phase4 Partners Limited, 1 Cavendish Place, London W1G 0QF, United Kingdom. The principal business of the Phase4 Entities is investing in life science companies.

The principal occupation or employment of the Phase4 Directors is as follows: Dr. Scots-Knight serves as Chief Executive Officer of Mereo BioPharma Group plc, a UK-based specialty biopharmaceutical company (“Mereo”), where Dr. McKinnon serves as Chief Medical Officer and Mr. Sermon serves as General Counsel and Company Secretary. Mereo’s principal business address is 1 Cavendish Place, London W1G 0QF, United Kingdom.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Each of the Phase4 Directors is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 3, 2016, the Issuer, formerly known as “Biodel Inc.,” completed its business combination with Albireo Limited (“Albireo”) in accordance with the terms of the Amended and Restated Share Exchange Agreement, dated as of July 13, 2016 (the “Exchange Agreement”), by and among the Issuer, Albireo and the shareholders and noteholders of Albireo (the “Transaction”), pursuant to which Phase4 GPLP, in its capacity as general partner of Phase4 III, received 1,165,447 shares of Common Stock in exchange for all of its Albireo ordinary shares.

Pursuant to the Exchange Agreement, immediately prior to the closing of the Transaction (the “Closing”), Phase4 GPLP, in its capacity as general partner of Phase4 III, purchased approximately $3.3 million of Albireo’s Series C voting preference shares (the “Albireo Series C Investment”). The Albireo Series C voting preference shares converted into ordinary shares of Albireo, which, along with the other Albireo ordinary shares held by Phase4 GPLP, in its capacity as general partner of Phase4 III, were exchanged for shares of Common Stock in the Transaction.

CUSIP No. 01345P 106	Schedule 13D	Page 10 of 14 Pages

Item 4.	Purpose of Transaction.

The shares of Common Stock held by Phase4 GPLP, in its capacity as general partner of Phase4 III, were acquired as a result of the Transaction, when its ordinary shares of Albireo were exchanged for shares of Common Stock. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Phase4 Partners	1,165,447 shares
Phase4 III	1,165,447 shares
Phase4 GPLP	1,165,447 shares
Phase4 GP	1,165,447 shares
Dr. Alastair McKinnon	1,165,447 shares
Denise Scots-Knight, Ph.D.	1,165,447 shares
Charles Sermon	1,165,447 shares

Percent of class:

Phase4 Partners Limited	18.5%
Phase4 Ventures III LP	18.5%
Phase4 Ventures III GP LP	18.5%
Phase4 Ventures III General Partner Limited	18.5%
Dr. Alastair McKinnon	18.5%
Dr. Denise Scots-Knight	18.5%
Charles Sermon	18.5%

(The percentage ownership was calculated based on 6,294,725 shares of Common Stock outstanding as of November 3, 2016 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2016).

CUSIP No. 01345P 106	Schedule 13D	Page 11 of 14 Pages

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Phase4 Partners	1,165,447 shares
Phase4 III	1,165,447 shares
Phase4 GPLP	1,165,447 shares
Phase4 GP	1,165,447 shares
Dr. Alastair McKinnon	0 shares
Denise Scots-Knight, Ph.D.	0 shares
Charles Sermon	0 shares

(ii)	Shared power to vote or to direct the vote:

Phase4 Partners	0 shares
Phase4 III	0 shares
Phase4 GPLP	0 shares
Phase4 GP	0 shares
Dr. Alastair McKinnon	1,165,447 shares
Denise Scots-Knight, Ph.D.	1,165,447 shares
Charles Sermon	1,165,447 shares

(iii)	Sole power to dispose or to direct the disposition of:

Phase4 Partners	1,165,447 shares
Phase4 III	1,165,447 shares
Phase4 GPLP	1,165,447 shares
Phase4 GP	1,165,447 shares
Dr. Alastair McKinnon	0 shares
Denise Scots-Knight, Ph.D.	0 shares
Charles Sermon	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Phase4 Partners	0 shares
Phase4 III	0 shares
Phase4 GPLP	0 shares
Phase4 GP	0 shares
Dr. Alastair McKinnon	1,165,447 shares
Denise Scots-Knight, Ph.D.	1,165,447 shares
Charles Sermon	1,165,447 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 01345P 106	Schedule 13D	Page 12 of 14 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is incorporated herein by reference.

Lock-Up Agreements and Provisions in Share Exchange Agreement

The officers and directors of the Issuer prior to the Closing are subject to lock-up agreements and all of the former Albireo shareholders (now stockholders of the Issuer), including Phase4 GPLP, in its capacity as general partner of Phase4 III, are subject to lock-up provisions in the Exchange Agreement. Pursuant to the lock-up restrictions, Phase4 GPLP, in its capacity as general partner of Phase4 III, has agreed, except in limited circumstances, not to offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, shares of the Issuer’s common stock, including shares received in the Transaction, other than shares of the Issuer’s common stock tying back to the Albireo Series C Investment, for a period of 180 days following the Closing.

Designation of Directors

The Exchange Agreement provides that at or immediately after the Closing, the size of the Issuer’s board of directors will be fixed at seven members consisting of two members designated by the Issuer, who are Julia R. Brown and Davey S. Scoon, and five members designated by Albireo. In accordance with the Exchange Agreement, at the Closing on November 3, 2016, the board of directors and its committees were reconstituted, with Michael Gutch, Ph.D. and Denise Scots-Knight, Ph.D. appointed as Class I directors of the Issuer whose terms expire at the Issuer’s 2017 annual meeting of stockholders, Julia R. Brown, Ronald H.W. Cooper and Heather Preston, M.D. appointed as Class II directors of the Issuer whose terms expire at the Issuer’s 2018 annual meeting of stockholders, and David Chiswell, Ph.D. and Davey S. Scoon appointed as Class III directors of the Issuer whose terms expire at the Issuer’s 2019 annual meeting of stockholders. Dr. Scots-Knight is a Director of Phase4 Partners.

The foregoing descriptions of the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 14, 2016 by and among Phase4 Partners, Phase4 III, Phase4 GPLP, Phase4 GP, Dr. McKinnon, Dr. Scots-Knight and Mr. Sermon.

Exhibit 2	Amended and Restated Share Exchange Agreement, dated as of July 13, 2016, by and among the Issuer (f/k/a Biodel Inc.), Albireo Limited and the Sellers listed on Schedule I thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2016).

CUSIP No. 01345P 106	Schedule 13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016	PHASE4 PARTNERS LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title: Director

Date: November 14, 2016	PHASE4 VENTURES III LP

By: Phase4 Partners Limited, its Manager

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	PHASE4 VENTURES III GP LP

By: Phase4 Ventures III General Partner Limited,
its general partner

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	PHASE4 VENTURES III GENERAL PARTNER
LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	/s/ Alastair McKinnon
Alastair McKinnon

Date: November 14, 2016	/s/ Denise Scots-Knight
Denise Scots-Knight

Date: November 14, 2016	/s/ Charles Sermon
Charles Sermon

CUSIP No. 01345P 106	Schedule 13D	Page 14 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: November 14, 2016	PHASE4 PARTNERS LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title: Director

Date: November 14, 2016	PHASE4 VENTURES III LP

By: Phase4 Partners Limited, its Manager

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	PHASE4 VENTURES III GP LP

By: Phase4 Ventures III General Partner Limited,
its general partner

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	PHASE4 VENTURES III GENERAL PARTNER
LIMITED

	By:	/s/ Charles Sermon
Name: Charles Sermon
Title Director

Date: November 14, 2016	/s/ Alastair McKinnon
Alastair McKinnon

Date: November 14, 2016	/s/ Denise Scots-Knight
Denise Scots-Knight

Date: November 14, 2016	/s/ Charles Sermon
Charles Sermon